Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, New York 10004 Tel: +1.212.859.8000 Fax: +1.212.859.4000 www.friedfrank.com

Direct Line: (212) 859-8689
Fax: (212) 859-4000
joshua.wechsler@friedfrank.com

March 13, 2020

VIA EDGAR AND EMAIL

John Cannarella

Jennifer Gallagher

Division of Corporation Finance

Office of Energy & Transportation

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Grindrod Shipping Holdings Ltd. Form 20-F for the Fiscal Year ended December 31, 2018 Filed April 16, 2019 File No. 001-38440

Dear Mr. Cannarella and Ms. Gallagher:

This letter sets forth the response of Grindrod Shipping Holdings Ltd. (the “Company”) to the comment letter, dated February 14, 2020, of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) with respect to the Company’s Form 20-F for the Fiscal Year ended December 31, 2018 (File No. 001-38440) (the “2018 Annual Report”). To facilitate your review, we have reproduced the Staff’s comment below with the response to this comment set out immediately below the comment. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in the 2018 Annual Report.

Form 20-F for the Fiscal Year ended December 31, 2018

Note 2- Significant Accounting Policies, page F-2

1.	We note your response to prior comment four and the accounting policy disclosure that you propose, which includes indicators that correlate with your status as pool manager/principal for contracts between customers and the IVS Handysize Pool and the IVS Supramax Pool. Please also disclose how the pools are structured from a legal standpoint, including the nature and extent of your ownership and control over the pools and the vessels; and how you are accounting for contracts between the pools and vessel owners. Tell us how you have assessed IFRS 16, paragraphs 9 and B9-B33, for agreements under which you secure rights to control vessels in the pools; relative to your views under IFRS 15, including paragraph 33, regarding the ability to prevent other entities from directing the use of, and obtaining the benefits from an asset; and paragraph B35A(b), on the ability to direct vessel owners to provide the service on your behalf.

New York • Washington • London • Frankfurt

Fried, Frank, Harris, Shriver & Jacobson LLP is a Delaware Limited Liability Partnership

Division of Corporation Finance

Office of Energy and Transportation

United States Securities and Exchange Commission

March 13, 2020

The disclosures you have referenced on pages 33 and 34 indicate that while you as the pool manager are responsible for administrative and commercial management of the pool, the vessel owners are responsible for manning and technical management of their vessels. Please clarify whether the roles ascribed to the pool manager among the indicators you have listed are exclusively yours as the pool manager, or are shared in any degree with the vessel owners. Please describe any circumstances under which specific vessels or their owners are identified in contracts with customers for vessels in the pools, and any instances of vessel owners sharing or having any involvement in the commercial management of vessels that they have placed in the pools, such as discretion in accepting a contract or establishing the price that end charterers will pay.

Please describe the general terms and duration of contracts with participating vessel owners, including any provisions for renewal, suspending participation, or for removing vessels from the pool prior to completing the stated term of the pool arrangement. Please submit copies of the agreements governing participation in your IVS Handysize Pool and the customer contracts of that pool that were the most significant during 2018; identify any provisions among these contracts that are not representational of or consistent with the provisions of other contracts with other participants and customers of this pool.

The Company sets forth below its response to the Staff’s comment above. Headings are provided for ease of review.

Structure of the pools from a legal standpoint, including the nature and extent of our ownership and control over the pools and the vessels; and how we are accounting for contracts between the pools and vessel owners.

The Company, through our wholly-owned subsidiary, Grindrod Shipping Pte. Ltd. (“GSPL” or the “pool manager”), enter into a pooling agreement with individual vessel owners to contract for and on behalf of the individual owners whose vessels are placed into the pool.

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Division of Corporation Finance

Office of Energy and Transportation

United States Securities and Exchange Commission

March 13, 2020

The pool agreement provides the pool manager, acting as an agent, on behalf of the pool, complete discretion (subject to safety and legal compliance standards), to charter the vessel to carry cargoes for other third parties. Under this arrangement, the pool manager has the discretion to charter the vessels, price the charters, and is required to pay all voyage costs, including port charges, fuel and canal tolls and to collect receivables. The vessel owners derive a previously negotiated share of the net earnings of the pool, not based on their individual vessel’s revenue contracts or results, but based on the net earnings of the pool in total. The vessel owners in turn pay us a management fee based on a daily rate of $200 per ship plus 2% of net aggregate pool earnings. The vessel owner is entitled to withdraw his vessel from the pool with 3 months’ prior written notice and the Company is entitled to terminate the pool agreement with vessel owners whose vessel fails to comply with certain minimum qualifications.

Paragraph 38 of IFRS 16 states:

After the commencement date, a lessee shall recognise in profit or loss, unless the costs are included in the carrying amount of another asset applying other applicable Standards, both:

a.	interest on the lease liability; and
b.	variable lease payments not included in the measurement of the lease liability in the period in which the event or condition that triggers those payments occurs.

The Company notes that the management fee, which is akin to variable lease payments are linked to the future performance of the pool. Hence, following the guidance under paragraph 38 of IFRS 16 such payments would be excluded from the measurement of lease liabilities and recognized in the profit or loss in the period in which the event or condition that triggers those payments occur.

The Company deemed the arrangement with the vessel owners as a lease arrangement given its ability to control the vessels within the pool for the benefits of the pool. The rights conferred from the pooling agreement provided us the control of a right to a service to be performed by the vessels for the end charterers. The Company recognizes the total amount of the gross revenue earned by the pools as its revenue and the share of vessel owners’ net earnings of the pool in the voyage expenses. Details of the method of distribution is described on page 34 of the 2018 Annual Report. Also, the Company recognizes the management fee it earned from the vessel owners as revenue in its financial statements.

How we have assessed IFRS 16, paragraphs 9 and B9-B33, for agreements under which we secure rights to control vessels in the pools; relative to our views under IFRS 15, including paragraph 33, regarding the ability to prevent other entities from directing the use of, and obtaining the benefits from an asset; and paragraph B35A(b), on the ability to direct vessel owners to provide the service on our behalf.

The Company has adopted IFRS 16 retrospectively from January 1, 2019, but has not restated comparatives for the 2018 reporting period (“modified retrospective approach”), as permitted under the specific transitional provisions in the standard.

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Division of Corporation Finance

Office of Energy and Transportation

United States Securities and Exchange Commission

March 13, 2020

IFRS 16 changed the definition of a lease and the change mainly relates to the concept of control. IFRS 16 determines whether a contract contains a lease on the basis of whether the customer has the right to control the use of an identified asset for a period of time in exchange for consideration. This is in contrast to the focus on 'risks and rewards' in IAS 17 and IFRIC 4. The Company applied the definition of a lease and related guidance set out in IFRS 16 to all lease contracts entered into or modified on or after 1 January 2019 (whether it is a lessor or a lessee in the lease contract). The new definition in IFRS 16 does not significantly change the scope of contracts that meet the definition of a lease for the Company. As such, the Company has not modified its assessment and recognition of leases post-adoption and the above remains applicable throughout 2019.

The Company respectfully advised the staff that it has assessed the guidance in paragraphs 9 and B9-B33 of IFRS 16 and determined that the pooling agreement would provide the Company the rights to control the identified assets (i.e. the vessels) and considered the pooling agreement as a lease. Paragraph B9 of IFRS 16 states:

“To assess whether a contract conveys the right to control the use of an identified asset (see paragraphs B13–B20) for a period of time, an entity shall assess whether, throughout the period of use, the customer has both of the following:

a.	the right to obtain substantially all of the economic benefits from use of the identified asset (as described in paragraphs B21–B23); and
b.	the right to direct the use of the identified asset (as described in paragraphs B24–B30).”

On the right to obtain substantially all of the economic benefits from use of the identified asset (as described in paragraphs B21–B23)

Paragraph B21 of IFRS 16 states:

To control the use of an identified asset, a customer is required to have the right to obtain substantially all of the economic benefits from use of the asset throughout the period of use (for example, by having exclusive use of the asset throughout that period). A customer can obtain economic benefits from use of an asset directly or indirectly in many ways, such as by using, holding or sub-leasing the asset. The economic benefits from use of an asset include its primary output and by-products (including potential cash flows derived from these items), and other economic benefits from using the asset that could be realised from a commercial transaction with a third party.

As discussed above, the Company has control over GSPL, a wholly owned subsidiary that manages the IVS Handysize and IVS Supramax pool. Under the pooling agreement, GSPL, as the pool manager, has the complete autonomy and discretion over the day to day administrative and commercial operations of all the vessels in the pool and determines the strategy for employment of the pool vessels and the chartering in of additional vessels to supplement the pool fleet. Such rights would allow us to obtain substantially all of the economic benefits from the exclusive use of the vessels in the pool throughout that period to earn revenue from the end-charterers. The Company considered the net earnings distributed to the vessel owners to be part of the economic benefits that it obtains from use of the vessel in accordance with paragraph B23 of IFRS 16 which states, in part, “If a contract requires a customer to pay the supplier or another party a portion of the cash flows derived from use of an asset as consideration, those cash flows paid as consideration shall be considered to be part of the economic benefits that the customer obtains from use of the asset…”

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Division of Corporation Finance

Office of Energy and Transportation

United States Securities and Exchange Commission

March 13, 2020

On the right to direct the use of the identified asset (as described in paragraphs B24–B30).

Paragraph B24 of IFRS 16 states:

A customer has the right to direct the use of an identified asset throughout the period of use only if either:

a.	the customer has the right to direct how and for what purpose the asset is used throughout the period of use (as described in paragraphs B25–B30); or
b.	the relevant decisions about how and for what purpose the asset is used are predetermined and:
i.	the customer has the right to operate the asset (or to direct others to operate the asset in a manner that it determines) throughout the period of use, without the supplier having the right to change those operating instructions; or
ii.	the customer designed the asset (or specific aspects of the asset) in a way that predetermines how and for what purpose the asset will be used throughout the period of use.

Under the pooling agreement, the pool manager has complete autonomy and discretion to direct the use of the vessels in the pool to secure full employment of the pool vessels to maximize the returns of the pool, and determines the strategy for employment of the pool vessels and the chartering in of additional vessels to supplement the pool fleet. With that, the Company is of the view that the pool manager has the right to direct the use of the vessels in the pool throughout the period of use including having the right to direct and for what purpose the vessels will be used.

Paragraph 33 of IFRS 15 states in part, “...Control of an asset refers to the ability to direct the use of, and obtain substantially all of the remaining benefits from, the asset. Control includes the ability to prevent other entities from directing the use of, and obtaining the benefits from, an asset.”

The Company believes the rights conferred from the pooling agreement provided the pool manager with the control of a right to a service to be performed using the vessels that it has control over, for the end charterers hence allowing the Company to recognize the revenue as a principal which is in line with paragraphs 33. This is also in line with the guidance in paragraph B35A(b) of IFRS 15 which states, in part, “When another party is involved in providing goods or services to a customer, an entity that is a principal obtains control of a right to a service to be performed by the other party, which gives the entity the ability to direct that party to provide the service to the customer on the entity’s behalf.”

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Division of Corporation Finance

Office of Energy and Transportation

United States Securities and Exchange Commission

March 13, 2020

Whether the roles ascribed to the pool manager among the indicators we have listed are exclusively ours as the pool manager, or are shared in any degree with the vessel owners.

Indicators that the pool manager is a principal in a pool arrangement are:

•	The contract with the end charterer specifically names the pool, rather than the vessel owner;

The Company wishes to clarify that it is GSPL, the pool manager that enters into charter or freight contract with the end charterer. The vessel owner does not partake in any contractual arrangement with the end charterer. This renders the pool manager the principal in such contracts (as between the pool manager and the end charterer.) Accordingly, the Company’s role in this indicator is exclusively its own.

•	The pool manager is responsible for managing issues that may arise during the end charterer’s use of the vessel;

In the event that the Company’s end charterer encounters any service or performance issue concerning the vessel that it charters, the Company will be the point of contact for the resolution of issue. Under the pooling agreement, as the pool manager, the Company has a broad exclusive authority to take such actions as it may from time to time consider to be necessary or desirable to enable the Company to carry out the operation of the pool in accordance with sound ship management practice. As a practical matter, however, the involvement of the owner and/or its insurers may be necessary when resolving certain issues that may arise. This is consistent with other arrangements where we charter vessels directly from the owners. Subject to the prior written consent of the relevant owner, not to be unreasonably withheld, the Company is authorized to undertake actions and other legal proceedings and demands arising in connection with the employment of the pool vessels, and to compromise, refer to arbitration, abandon, submit to judgement or settle any such action or proceedings, but always in close liaison and agreement with the owner and/or his underwriters and/or P & I Club and save that in respect of claims of US$50,000 or less no prior consent is required. The Company may not assign or allow to pass by way of succession the contract and the right or obligations under this contract to a third party without first obtaining written consent from the end charterers, in which case the Company shall guarantee the due performance of the contract. As such, it is clearly demonstrated that the Company is responsible for the fulfillment of the performance obligation to the end charterer.

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Division of Corporation Finance

Office of Energy and Transportation

United States Securities and Exchange Commission

March 13, 2020

•	The pool manager has the power to decide which vessel in the pool it will use to fulfill the contract with the end charterer.

The Company’s role in this indicator is exclusive such that the Company has the power to decide which vessel it would like to deploy from the pool to serve the end charterer.

•	The pool manager sets the prices that the end charterer will pay to use the vessel.

The Company’s role in this indicator is exclusive.

In response to the Staff's comment, the Company proposes to further supplement its revenue recognition accounting policy note in section 2.18 to the Company’s financial statements, with similar disclosure to the draft language below, in future filings with the Commission to clarify the legal structure of the pools and specify that the Company has exclusive rights as the pool manager. Details of the accounting considerations for contracts between the pools and vessel owners will be included going forward as part of the Company’s IFRS 16 disclosures.

Pool Arrangements – The Company has two types of vessel pool arrangements: 1) Pool arrangements namely, IVS Handysize Pool and IVS Supramax Pool, that are controlled and managed by its wholly-owned subsidiary; and 2) Pool arrangements operated by third parties in which the vessels owned or controlled by the Company’s subsidiaries and joint-ventures are placed.

An assessment is performed to determine who is the principal and agent in such arrangements. Indicators that the Company, through its wholly-owned subsidiary, as the pool manager is a principal in a pool arrangement are:

•	The contract with the end charterer specifically names the subsidiary, rather than the shipowner;
•	The pool manager is responsible for managing issues that may arise during the end charterer’s use of the vessel;
•	The pool manager has the power to decide which vessel in the pool it will use to fulfill the contract with the end charterer;
•	The pool manager sets the prices that the end charterer will pay to use the vessel.

The Company has evaluated that it, through its wholly-owned subsidiary, has the exclusive rights as the pool manager and hence it is a principal in the IVS Handysize and IVS Supramax Pool arrangement. In such arrangements, the Company recognizes total amount of the gross revenue earned by the pools as the revenue which it expects to be entitled for the satisfaction of the performance obligation and correspondingly, it also recognizes the share of third party vessel owners’ net earnings of the pool in the voyage expenses in the period incurred. The Company has identified that the contracts between the pools and vessels owners to contain a lease in accordance with IFRS 16. Refer to section 2.XX Leases for further discussion.

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Division of Corporation Finance

Office of Energy and Transportation

United States Securities and Exchange Commission

March 13, 2020

On the other hand, for third party pool arrangements that the vessels owned or controlled by the Company’s subsidiaries and joint-ventures participate in, the Company recognizes revenue from these pool arrangements based on its portion of the net distributions of the relevant pool, which represents the net revenue of the pool after voyage and other expenses and pool manager fees.

Circumstances under which specific vessels or their owners are identified in contracts with customers for vessels in the pools, and any instances of vessel owners sharing or having any involvement in the commercial management of vessels that they have placed in the pools, such as discretion in accepting a contract or establishing the price that end charterers will pay.

The Company respectfully advises the Staff that there are no such examples.

The general terms and duration of contracts with participating vessel owners, including any provisions for renewal, suspending participation, or for removing vessels from the pool prior to completing the stated term of the pool arrangement.

The Company respectfully advises the Staff that there is no specific termination date or stated term for the pooling agreement as a whole. The pool manager has the ability to decline or accept vessels into the pool, including the ability to accept vessels into the pool that do not fall within the range of the vessel criteria set out in the pooling agreement. A new owner becomes a party to the pooling agreement by signing an accession letter which binds the owner to the agreement on the same terms that apply to the other owners participating in the pool. Once entered into the pool, there is no fixed term for participation in the pool and an owner can withdraw a vessel on 3 months’ notice to the pool manager (subject to the vessel completing its committed schedule of voyages) and the pool manager can terminate an owner’s participation in the pool should the vessel fail to meet the criteria set out in the pooling agreement. Please refer to the other responses in this letter and to the pool agreements themselves for other terms of the pooling agreements.

Copies of the agreements governing participation in our IVS Handysize Pool.

The Company respectfully advises the Staff that the form of the IVS Bulk Handysize (and IVS Bulk Supramax) pooling agreements are included as Schedule 4 to Exhibit 4.3(a) filed with its registration statement on Form 20-FR12B/A on May 1, 2018.

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Division of Corporation Finance

Office of Energy and Transportation

United States Securities and Exchange Commission

March 13, 2020

Copies of the customer contracts of the IVS Handysize Pool that were the most significant during 2018.

The Company respectfully advises the Staff that there was no customer that constituted 10% or more of the IVS Handysize Pool’s revenue in 2018. Further, there was no single contract with any customer that can be regarded as significant as even when there was repeat business with a given customer, the revenue was generated from many single voyage cargoes, trip charters, or short period relets/time charters with the given customer. Each of these individual pieces of business was done in isolation to the best payer at the time and there was no overarching agreement or obligation to any particular counterparty to conduct multiple voyages/charters.

Provisions among these contracts that are not representational of or consistent with the provisions of other contracts with other participants and customers of this pool.

The Company respectfully advises the Staff that there are no provisions in the pooling agreement that are unique to any owner. As noted above, the contracts with customers of the pool are entered into in the name of the pool manager and the revenue from such contracts is shared between the owners participating in the pool in accordance with the criteria for allocating revenue as set out in the pooling agreement. The terms of the customer contracts will vary from one customer to the next, or from one charter to the next, according to market forces. However, no participant in the pool obtains any unique benefit or obligation under the pool’s contracts with its customers.

Should you have any questions or comments with response to this filing, please call Joshua Wechsler at (212) 859-8689 or Dave Rao at (202) 639-7203.

Sincerely,

/s/ Joshua Wechsler
Joshua Wechsler

cc:	Martyn Wade (Grindrod Shipping Holdings Pte. Ltd.)

Stephen Griffiths (Grindrod Shipping Holdings Pte. Ltd.)

Dave Rao (Fried, Frank, Harris, Shriver & Jacobson LLP)

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